Sinovac Announces Resignation of Chup Hung Mok from Board of Directors

Press Release: Sinovac Biotech Ltd. – Wed, Jan 4, 2012 8:00 AM EST

BEIJING , Jan. 4, 2012 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (Nasdaq: SVA - News), a leading provider of vaccines in China , today announced the resignation of Ms. Chup Hung Mok from its Board of Directors for personal reasons.  The Board has commenced a search for a replacement director and is considering a few candidates.  Sinovac will make the appropriate announcement in due course when it appoints a new director.

Dr. Weidong Yin , Chairman and CEO, stated, “We would like to thank Cathy for her significant contributions over the past six years as a director.  We appreciate the efforts she made to the enhancement of our corporate governance, performance evaluation, financial operations and strategy execution.”

About Sinovac

Sinovac Biotech Ltd. is a China -based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases including hepatitis A, seasonal influenza, H5N1 (bird flu) pandemic influenza and H1N1 influenza. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, PANFLU.1, and has received orders from the Chinese Central Government pursuit to the government stockpiling program. The Company is developing a number of new vaccine products, including vaccines for pneumococcal conjugate, enterovirus 71 (EV71) (against Hand, Foot & Mouth Disease), pneumococcal polysaccharides, human rabies, HIB, rotavirus and epidemic meningitis, chickenpox and mumps & rubella. Its wholly owned subsidiary, Tangshan Yian, is focusing on the research, development, manufacturing and commercialization of animal vaccines, and has launched its internally developed inactivated rabies vaccine in China .

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang / Chris Lee
Sinovac Biotech Ltd.
Tel:  +86-10-8279-9871/9659
Fax:  +86-10-6296-6910
Email: ir@sinovac.com

Investors:
Stephanie Carrington
The Ruth Group
Tel:  +1-646-536-7017
Email: scarrington@theruthgroup.com

Media
Victoria Aguiar
The Ruth Group
Tel:  +1-646-536-7013
Email:  vaguiar@theruthgroup.com

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